FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated January 30, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 30, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	January 30, 2009

Tata Motors’ Net Revenue down by 34.4% at Rs. 4758.62 crores in 3rd Qtr 2008-09

MUMBAI, January 30, 2009: In the October-December quarter of the Financial Year 2008-09, the automotive sector in India suffered severe contraction in demand, arising from major financial and other market upheavals. This exacerbated the lack of liquidity and unavailability of consumer finance. This, along with contraction in freight movement in many segments of the industry, led to a massive drop of 61% in the M&HCV segment demand. High interest rates and peak commodity prices also affected the industry and the supply chain. Tata Motors’ sales volume for the quarter (including exports) at 98,760 vehicles declined by 31.7% over 144,608 in the corresponding quarter last year. The Company however improved its market share in most segments, more particularly in commercial vehicles.

Tata Motors has reported a 34.4% decrease in revenues (net of excise) to Rs.4758.62 crores for the quarter ended December 31, 2008, compared to Rs.7251.83 crores in the corresponding quarter last year. The Loss after Tax of Rs. 263.26 crores, includes a notional exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans given of Rs. 226.52 crores as compared to Profit after Tax of Rs. 499.05 crores, which included a notional exchange gain (net) on revaluation of foreign currency borrowings, deposits and loans given of Rs. 27.51 crores in the corresponding quarter in the previous year.

The Company’s new products -- the new models of M&HCV Trucks & Buses, the Indigo CS and the Indica Vista -- continue to grow at a faster rate. The Company has a pipeline of new products, which it intends to launch in the next few months. The Company’s actions on various cost reduction initiatives and working capital management efforts have been significantly accelerated.

Nine months, ended December 31, 2008

The Company’s revenues (net of excise) was Rs.18765.91 crores in the first nine months, a decline of 6.1% compared to Rs.19981.30 crores in the corresponding period last year. The Profit after Tax of Rs. 409.84 crores, includes a notional exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans given of Rs. 632.55 crores as compared to Profit after Tax of Rs. 1492.65 crores, which included a notional exchange gain (net) on revaluation of foreign currency borrowings, deposits and loans given of Rs. 264.25 crores in the corresponding period in the previous year.

The audited financial results of the Company for the quarter ended December 31, 2008, are enclosed.

News Release – 2

Auditors’ Report

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (“the Company”) for the quarter ended December 31, 2008 and the year to date results for the period April 1, 2008 to December 31, 2008 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement with the Stock Exchanges. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting issued pursuant to the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly as well as year to date results:

i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement with the Stock Exchanges and

ii)	give a true and fair view of the net loss for the quarter ended December 31, 2008 and net profit for the year to date results for the period from April 1, 2008 to December 31, 2008 and other financial information for the period ended on those dates.

Further, we also report that we have also traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. Dharmadhikari

Partner

Membership No. : 30802

Mumbai: January 30, 2009

News Release – 3	January 30, 2009

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2008

Particulars				Quarter ended December 31,		Nine Months ended December 31,		Year ended March 31,
				2008	2007	2008	2007	2008
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			49546	82568	195192	215313	312935
	Passenger cars and Utility vehicles			42187	49284	142507	153475	218055
	Exports			7027	12756	29177	40488	54659

				98760	144608	366876	409276	585649

2	Vehicle Production:(in Nos.)
	Commercial vehicles			52854	92830	218757	246206	352728
	Passenger cars and Utility vehicles			40548	50348	142017	161232	228630

				93402	143178	360774	407438	581358

(B)				(Rupees Lakhs)
1	(a)	Sales / Income from Operations		524629	831851	2095237	2286740	3288503
		Less: Excise Duty		53266	111254	232239	304430	436311
		Net Sales / Income from Operations		471363	720597	1862998	1982310	2852192
	(b)	Other Operating Income		4499	4586	13593	15820	20890
		Total Income from Operations		475862	725183	1876591	1998130	2873082
2	Expenditure
	(a)	Decrease / (Increase) in stock in trade and work in progress		18253	(13978)	(13034)	(20532)	4048
	(b)	Consumption of raw materials and components		297209	478950	1233692	1293887	1859208
	(c)	Purchase of traded goods		43151	39249	153065	113289	159811
	(d)	Employee cost		37089	40777	118758	112905	154457
	(e)	Depreciation and Amortisation		20165	16751	58536	47472	65231
	(f)	Product development expenses		1372	1466	3213	5278	6435
	(g)	Other expenditure		70995	98201	272248	282484	404109
	(h)	Sub total 2(a) to 2(g)		488234	661416	1826478	1834783	2653299
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			(12372)	63767	50113	163347	219783
4	Other Income			9951	9169	84440	25052	48318
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]			(2421)	72936	134553	188399	268101
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		32064	15295	74205	40187	54156
	(b)	Interest income / Interest capitalised		(15222)	(6118)	(31302)	(13205)	(25919)
	(c)	Net interest and discounting charges		16842	9177	42903	26982	28237
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]			(19263)	63759	91650	161417	239864
8	Exceptional items
	Notional exchange loss / (gain) (net) on revaluation of foreign currency borrowings, deposits and loans given			22652	(2751)	63255	(26425)	(17783)
9	Profit / (Loss) from Ordinary Activities before tax [7-8]			(41915)	66510	28395	187842	257647
10	Tax expense			(15589)	16605	(12589)	38577	54755
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]			(26326)	49905	40984	149265	202892
12	Extraordinary Items (net of tax expense)			—	—	—	—	—
13	Net Profit / (Loss) for the period [11-12]			(26326)	49905	40984	149265	202892
14	Paid-up Equity Share Capital (Face value of Rs. 10 each)			51405	38554	51405	38554	38554
15	Reserves excluding Revaluation Reserve							742845
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	(5.51)	12.95	9.82	38.73	52.64
	(b)	Diluted EPS before and after Extraordinary items	Rupees	(5.51)	11.65	9.05	35.51	48.04
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	(5.51)		10.32
	(b)	Diluted EPS before and after Extraordinary items	Rupees	(5.51)		9.55
				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares		202974623	208777822	202974623	208777822	207771594
	-	Percentage of shareholding		45.12%	54.15%	45.12%	54.15%	53.89%
	B.	‘A’ Ordinary Shares
	-	Number of Shares		10093011		10093011
	-	Percentage of shareholding		15.73%		15.73%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.
2)	Net Loss after tax of Rs. 26326 lakhs for the quarter ended December 31, 2008 is after considering notional exchange loss (net) of Rs. 22652 lakhs on revaluation of foreign currency borrowings, deposits and loans given. Net Profit after tax of Rs. 40984 lakhs for the nine months ended December 31, 2008 is after considering notional exchange loss (net) of Rs. 63255 lakhs on revaluation of foreign currency borrowings, deposits and loans given.
3)	(a)

Total Income from operations for the nine months ended December 31, 2007 included : (a) Rs. 16940 lakhs towards transfer of technology to two subsidiary companies and (b) a gain of Rs. 3000 lakhs on transfer of activity relating to financing of Construction Equipment to Tata Capital Ltd.

(b)	Other income for the quarter ended December 31, 2007 included profit of Rs. 6500 lakhs on sale of 11.11% of holding in the Company’s subsidiary, H V Axles Ltd.
(c)	During the quarter ended December 31, 2008, the Company has sold its investment in Tata Tele Services Ltd. The resultant profit of Rs. 4780 lakhs is included in the other income.
4)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement, issued by the Institute of Chartered Accountants of India. Accordingly, all such contracts outstanding as on December 31, 2008 are marked to market and a notional loss aggregating to Rs. 16481 lakhs (net of tax) arising on contracts that were designated and effective as hedges of future cash flows, has been directly recognised in the Hedging Reserve Account to be ultimately recognised in the Profit and Loss Account depending on the exchange rate fluctuation till and when the underlying forecasted transaction occurs. Earlier such notional loss / gain was recognised in the Profit and Loss Account on the basis of exchange rate on the reporting date.
5)	During the period, the Company, has reviewed the estimation for provisioning for doubtful receivables in respect of its vehicle financing business based on past performance trends. The Company continues to provide for such doubtful receivables based on an assessment and the probable inherent loss in the business, and more conservatively than required under the RBI guidelines applicable to NBFC’s. The revised estimation has resulted in lower provisioning of Rs 5228 lakhs in the current nine months.
6)	The Company was in the process of construction of plant for manufacture of small car NANO at Singur in the state of West Bengal. In view of continued agitations and hostility at Singur, on October 3, 2008, the Company announced its decision to move the NANO project out of the State. Further, on October 7, 2008, the Company announced its decision to relocate the NANO project at Sanand in the State of Gujarat. Based on the management’s assessment of the cost and benefits in connection with the relocation of the Project from Singur to Sanand, and pending a detailed evaluation of the options relating to Singur facility, no provision is considered necessary to the carrying cost of Capital work in progress.
7)	(a)

The Company made a simultaneous but unlinked rights issues of 64,276,164 Ordinary Shares of Rs.10 each at a premium of Rs. 330 per share, aggregating Rs. 218539 lakhs and 64,276,164 ‘A’ Ordinary Shares of Rs.10 each at a premium of Rs. 295 per share, aggregating Rs. 196042 lakhs. The Committee of Directors have on October 27, 2008 allotted 64,175,655 Ordinary Shares and ‘A’ Ordinary Shares each, after holding in abeyance 100,509 Ordinary Shares and ‘A’ Ordinary Shares each due to legal cases.

(b)	Following is the status on utilisation of said rights issue proceeds :

	Amount (Rs. Lakhs)
	Planned	Actual
Amount Collected	414581	413933	*
Issue Expenses paid / provided	5386	2940
Investment in its subsidiary for downstream investment to prepay part of the short term bridge loan for financing the acquisition of Jaguar Land Rover business	409195	409238

An amount of Rs. 1755 lakhs is unutilized pending finalization of issue related expenses.

* Shares kept in abeyance pending court / legal disputes

8)	During the quarter ended December 31, 2008, the Company has made investment of Rs. 562776 lakhs (including investments out of proceeds from Rights issue, divestments etc.) in its subsidiary TML Holdings Pte Ltd, (Singapore). (Refer note 7 (b) above.)
9)	Public Shareholding of Ordinary Shares as on December 31, 2008 excludes 13.10% (12.43% as on December 31, 2007) of Citibank N.A. as Depository for American Depository Shares (ADS) holders.
10)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
11)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2008 :

Complaints	Opening Balance	Received	Resolved	Closing Balance
Rights Issue Related	—	49	49	—
Others	17	34	50	1

12)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2008.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 30, 2009.

Tata Motors Limited

Ratan N Tata
Mumbai, January 30, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.